UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 27 , 2011**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.07 Submission of Matters to a Vote of Security Holders

At the Annual Meeting of Shareholders of First Financial Holdings, Inc. ("Company") held on January 27, 2011, the shareholders voted to: (1) elect four directors to serve for three-year terms; (2) provide advisory approval of the compensation of named executive officers; (3) amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock from 24,000,000 to 34,000,000; and (4) ratify the appointment of Grant Thornton LLP as independent registered public accounting firm for the fiscal year ending September 30, 2011. The following tables set forth the voting results on each matter.

Election of Directors

Director Nominee	For	Withheld	Broker Non-Votes	% Votes For
Thomas J. Johnson	10,831,067	418,347	2,995,596	96.3%
D. Kent Sharples	11,050,637	198,777	2,995,596	98.2%
B. Ed Shelley, Jr.	11,060,543	188,871	2,995,596	98.3%
Hugh L. Willcox, Jr.	11,069,227	180,187	2,995,596	98.4%

The following directors, who were not up for re-election at the Annual Meeting of Stockholders, will continue to serve as directors: Paula Harper Bethea, Paul G. Campbell, Ronnie M. Givens, A. Thomas Hood, James L. Rowe and Henry M. Swink.

Proposal	For	Against	Abstain	Broker Non-Votes
Provide advisory approval of the compensation of named executive officers	10,660,780	257,302	330,518	2,996,409
Amend Certificate of Incorporation to increase authorized shares of common stock from 24 million to 34 million	13,357,673	820,685	56,360	180
Ratify the appointment of Grant Thornton LLP as independent registered accounting firm for the fiscal year ending September 30, 2011	14,095,707	63,536	75,655	N/A

Section 7 Regulation FD

Item 7.01 Regulation FD Disclosure

On February 1, 2011, First Financial Holdings, Inc. announced annual meeting results and quarterly dividend payment. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

      Item 9.01 Financial Statements and Exhibits

      (d) Exhibits

Exhibit (99.1). Press release dated February 1, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

           FIRST FINANCIAL HOLDINGS, INC

           /s/ Blaise B. Bettendorf
           Blaise B. Bettendorf
           Executive Vice President
           and Chief Financial Officer

Date: February 1, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Press Release Concerning Results of Annual Meeting and Declaration of Dividend.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

Contact
Dorothy B. Wright
Senior Vice President
Investor Relations and Corporate Secretary
(843) 529-5931 or (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
RESULTS OF ANNUAL MEETING AND DECLARATION OF DIVIDEND

CHARLESTON, SOUTH CAROLINA, February 1, 2011 –   At the annual meeting of shareholders of First Financial Holdings, Inc. ("Company") (NASDAQ: FFCH) held on January 27, 2011, shareholders re-elected Thomas J. Johnson, D. Kent Sharples and Hugh L. Willcox, Jr. for three-year terms to expire January 2014. B. Ed Shelley, Jr. was elected for an initial three-year term to expire January 2014. Additionally, shareholders approved the advisory approval of the compensation of our named executive officers, approved the amendment of our Certificate of Incorporation to increase the number of authorized shares of common stock from 24,000,000 to 34,000,000 and ratified the appointment of Grant Thornton, LLP as our independent registered accounting firm for the fiscal year ending September 30, 2011.

The Company also announced today that its Board of Directors has declared a regular quarterly cash dividend of $0.05 per share. The dividend is payable February 25, 2011, to stockholders of record as of February 11, 2011.

About First Financial

First Financial Holdings, Inc. ("First Financial", NASDAQ: FFCH) is a premier financial services provider offering integrated financial solutions, including personal, business, wealth management, and insurance. First Financial serves individuals and businesses throughout coastal South Carolina, as well as the Florence, Columbia, and upstate regions of South Carolina and Burlington, and Wilmington, North Carolina. First Financial subsidiaries include: First Federal Savings and Loan Association of Charleston ("First Federal"); First Southeast Insurance Services, Inc., an insurance agency; Kimbrell Insurance Group, Inc., a managing general insurance agency; First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor; and First Southeast Investor Services, Inc., a registered broker-dealer. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional information about First Financial is available at www.firstfinancialholdings.com.